                                                                       Exhibit 2

                            ASSET PURCHASE AGREEMENT

                                  by and among

                              ARCVENTURES, LLC, and

                       HEALTH RECEIVABLES MANAGEMENT, LLC

                                       and

                      HEALTH MANAGEMENT SYSTEMS, INC., and

                       QUALITY STANDARDS IN MEDICINE, INC.

                            Dated as of June 30, 1999

                                TABLE OF CONTENTS

                                                                              Page
I. TRANSFERS, ADMINISTRATIVE SERVICES AND OFFICES ............................   1
         SECTION 1.01      Transfer of Assets ................................   1
         SECTION 1.02      Instruments of Conveyance and Transfer ............   5
         SECTION 1.03      Nonassignable Contracts ...........................   5
         SECTION 1.04      Accounts Receivable ...............................   6
         SECTION 1.05      Prepaid Expenses and Deposits .....................   6
         SECTION 1.06      Administrative Services; Offices ..................   6

II.  CLOSING, PURCHASE PRICE, LIABILITIES, ETC. ..............................   7
         SECTION 2.01      Closing ...........................................   7
         SECTION 2.02      Payment to Sellers on the Closing Date ............   7
         SECTION 2.03      Assumption of Liabilities .........................  10
         SECTION 2.04      Non-Assumption of Certain Liabilities .............  10
         SECTION 2.05      Sellers' Interest and Repurchase Obligations
                           Regarding Accounts Receivable .....................  11
         SECTION 2.06      Change of Names ...................................  13
         SECTION 2.07      Additional Deliveries by Sellers at Closing .......  13
         SECTION 2.08      Additional Deliveries by Buyers at Closing ........  14

III. REPRESENTATIONS AND WARRANTIES ..........................................  15
         SECTION 3.01      Representations and Warranties of Sellers .........  15
         SECTION 3.02      Representations and Warranties of Buyers ..........  30

IV.  COVENANTS ...............................................................  32
         SECTION 4.01      Amounts Due Retained Employees ....................  32
         SECTION 4.02      Confidentiality ...................................  33
         SECTION 4.03      Allocation of Purchase Price ......................  33
         SECTION 4.04      Certain Tax Matters ...............................  33
         SECTION 4.05      Insurance .........................................  34
         SECTION 4.06      Retention of Employees; Benefits ..................  34
         SECTION 4.07      Further Assurances ................................  36

V.   NON-COMPETITION AND NON-SOLICITATION ....................................  37
         SECTION 5.01      Statement of Intent ...............................  37
         SECTION 5.02      Definitions .......................................  38
         SECTION 5.03      Non-Competition ...................................  38
         SECTION 5.04      Non-Solicitation ..................................  39


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

         SECTION 5.05      Confidential Information ..........................  39
         SECTION 5.06      Remedies ..........................................  40

VI.  CONDITIONS PRECEDENT ....................................................  40
         SECTION 6.01      Conditions Precedent to the Obligations of Buyers .  40
         SECTION 6.02      Conditions Precedent to the Obligations
                           of Sellers ........................................  41

VII. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION ............................  42
         SECTION 7.01      Survival of Representations .......................  42
         SECTION 7.02      Tax Indemnity .....................................  42
         SECTION 7.03      General Indemnity .................................  43
         SECTION 7.04      Conditions of Indemnification .....................  45
         SECTION 7.05      Direct Claims .....................................  46
         SECTION 7.06      Certain Information ...............................  46
         SECTION 7.07      Limitations on Liability of Sellers. ..............  46
         SECTION 7.08      Anti-Sandbag Provisions ...........................  47
         SECTION 7.09      No Special, Consequential or Punitive Damages .....  48
         SECTION 7.10      Limitation of Remedies ............................  48

VIII. MISCELLANEOUS ..........................................................  48
         SECTION 8.01      Bulk Transfer Laws ................................  48
         SECTION 8.02      Expenses, Etc. ....................................  48
         SECTION 8.03      Execution in Counterparts .........................  48
         SECTION 8.04      Notices ...........................................  48
         SECTION 8.05      Waivers ...........................................  50
         SECTION 8.06      Amendments, Supplements, Etc. .....................  50
         SECTION 8.07      Entire Agreement ..................................  51
         SECTION 8.08      Applicable Law ....................................  51
         SECTION 8.09      Dispute Resolution; Arbitration ...................  51
         SECTION 8.10      Binding Effect; Benefits ..........................  52
         SECTION 8.11      Assignability .....................................  53

                                INDEX TO EXHIBITS

Exhibit           Description
      A           Form of Bill of Sale

      B           Form of Rush Guaranty

                               INDEX TO SCHEDULES

Schedule                   Description
1.01(a)(i)                 Accounts Receivable
1.01(a)(ii)                Tangible Personal Property
1.01(a)(iv)                Other Assets
1.01(a)(v)                 Intangible Personal Property
1.01(c)(vi)                Other Excluded Assets
1.03                       Non-Assignable Contracts
1.05                       Pre-Paid Expenses and Deposits
2.03                       Scheduled Liabilities
3.01(a)                    State Qualifications
3.01(c)                    Effect of Agreement
3.01(d)                    Government Licenses and Approval
3.01(e)                    Financial Statements
3.01(g)                    Certain Changes or Events
3.01(h)                    Liens and Encumbrances
3.01(i)                    List of Properties, Leases,
                           Proprietary Rights, Contracts
                           and Employment Arrangements
3.01(i)(i)                 Real and Personal Property Leases
3.01(i)(ii)                Patents, Trademarks, Trade Names,
                           Servicemarks and Copyrights
3.01(i)(iii)               Employment Agreements and Benefit Plans
3.01(j)                    Litigation
3.01(l)                    Employee Benefit Plans
3.01(n)(i)-1               Owned Software
3.01(n)(i)-2               Licensed Software
3.01(q)                    Customer Contracts
3.01(r)                    Taxes
4.06(a)                    Certain Retained Employees

                            ASSET PURCHASE AGREEMENT

         ASSET PURCHASE AGREEMENT (the "Agreement"), dated as of June 30, 1999, by and among ARCVENTURES, LLC ("ARC"), a Delaware limited liability company, HEALTH RECEIVABLES MANAGEMENT, LLC ("HRM"), a Delaware limited liability company (ARC and HRM are sometimes hereinafter referred to collectively as the "Sellers"), HEALTH MANAGEMENT SYSTEMS, INC. ("HMS"), a New York corporation, and QUALITY STANDARDS IN MEDICINE, INC. ("Sub"), a Delaware corporation and a wholly-owned subsidiary of HMS (HMS and Sub are sometimes hereinafter referred to collectively as "Buyers").

                              W I T N E S S E T H:

         WHEREAS, HRM provides electronic eligibility verification services, electronic Medicaid billing and eligibility determination services, collection management services and other receivables consulting services to healthcare providers (the "Business"); and

         WHEREAS, Sellers desire to sell to Buyers, and Buyers desire to purchase from Sellers, substantially all the assets of HRM, excluding certain specified assets, and to assume certain specified liabilities of HRM, all upon the terms and conditions hereinafter set forth; and

         WHEREAS, ARC holds more than a 90% membership interest in HRM;

         NOW, THEREFORE, in consideration of the premises and of the mutual covenants of the parties hereto, it is hereby agreed as follows:

      I. TRANSFERS, ADMINISTRATIVE SERVICES AND OFFICES

         SECTION 1.01 Transfer of Assets. (a) On the terms and subject to the conditions hereinafter set forth, on the Closing Date (as hereinafter defined), Sellers shall sell, convey, transfer, assign and deliver to Buyers, and Buyers shall purchase from Sellers, for the aggregate purchase price set forth in
Article II hereof, the assets and properties of HRM relating to, and used exclusively in, the Business listed in clauses (i)-(xi) below and those additional assets referred to in Section 1.01(b) hereof, but excluding those assets referred to in Section 1.01(c) below (all said assets and properties so to be sold, conveyed, transferred, assigned and delivered being hereinafter collectively called the "Assets"):

         (i) accounts receivable (without regard to reserves therefor) of not less than $1.6 million set forth on Schedule 1.01(a)(i) hereto. Said Schedule 1.01(a)(i) shall indicate those accounts receivable which have not been invoiced as of the Closing Date and the anticipated date of invoicing;

         (ii) all of the furniture, fixtures and equipment of HRM used solely in the Business which are set forth on Schedule 1.01(a)(ii) hereto;

         (iii) all work stations and product specific applications software owned by HRM (the "Owned Software") currently used in the conduct of the Business, which are set forth on Schedule 3.01(n)(i)-1 hereto;

         (iv) all other assets set forth in the Closing Balance Sheet of HRM, as hereinafter defined, which are set forth in Schedule 1.01(a)(iv) hereto;

         (v) the intangible personal property listed on Schedule 1.01(a)(v) hereto;

         (vi) the patents, trademarks and trade names, trademark and trade name registrations, service marks and service mark registrations, copyrights and copyright registrations, the applications therefor and the licenses and franchises with respect thereto, in each case listed on Schedule 3.01(i)(ii) hereto, together with the goodwill and the business appurtenant thereto; all trade secrets and technology (including technology with respect to which HRM is a licensee, in such case only insofar as permitted under the applicable license agreement), processes, inventions, specifications, patterns, royalties, privileges, permits and all other similar intangible personal property, in each case as listed on Schedule 3.01(i)(ii) hereto;

         (vii) all technical materials and guidelines (other than any such as are included in the Owned Software), and all brochures, sales literature, promotional material and other selling material used in the Business, wherever situated;

         (viii) all papers, documents, instruments, books and records, files, agreements, books of account and other records by which any of the Assets might be identified or enforced, or otherwise pertaining to the Assets or the Business that are located at the offices or other locations used in connection with the Assets or the Business (including, without limitation, customer invoices, customer lists, vendor and supplier lists, drafts and other documents and materials relating to customer transactions and all such other documents as shall be required to provide sufficient information to invoice all accounts receivable set forth in Schedule 1.01(a)(i) hereto which have not been invoiced as of the Closing Date and to collect all accounts receivable set forth in
Schedule 1.01(a)(i), including without limitation all required back-up documentation);

         (ix) the rights of HRM (other than rights to refunds arising prior to the Closing Date) under all contracts, agreements, licenses, leases, sales orders, purchase orders and other commitments relating to the Assets or the Business listed on Schedules 3.01(i) and on Schedule 3.01(q) hereto, including but not limited to all contracts between HRM and its customers, vendors and lessors and not-to-compete and/or confidentiality agreements between HRM and Retained Employees, as hereinafter defined;

         (x) all rights of HRM to the computer software programs and the license or other agreements conferring rights related thereto, in each case listed on
Schedule 3.01(n)(i)-2 hereto and in each case, only insofar as permitted under the applicable license or other agreement (the "Licensed Software"); and

         (xi) all of HRM's registrations with, or licenses granted by, any governmental authority, including but not limited to all items listed on
Schedule 3.01(d) hereto, to the extent such registrations and licenses are assignable without consent (or, if consent is required, Sellers will use their commercially reasonable efforts to obtain such consent) and are necessary or desirable in order for the Buyers to be able to continue to conduct the Business after the Closing Date as it is currently being conducted; and

                  (xii) all cash in banks, all cash on hand and short term-investments as of the Closing Date.

         Notwithstanding the foregoing, Sellers shall be obligated to value with specificity on schedules to this Agreement only those Assets which were acquired after June 30, 1996.

         (b) In the event that Buyers shall reasonably establish to Sellers' reasonable satisfaction and notify Sellers at any time or from time to time during the six-month period following the Closing Date that any of the Schedules describing the Assets as provided in Section 1.01(a) hereof failed to include assets or properties of the Sellers' used exclusively in the Business prior to the Closing (other than any such assets or properties specifically excluded under Section 1.01(c) hereof), then Sellers shall promptly convey, transfer, assign and deliver to Buyers or other such person as may be designated by Buyers, and Buyers or such designee shall acquire from Sellers, without additional consideration, all such assets and properties, which shall be deemed for all purposes to be included in the definition of Assets hereunder as provided in Section 1.01(a) hereof.

         (c) Anything herein contained to the contrary notwithstanding, the following assets and properties of HRM are specifically excluded from the Assets and shall be retained by HRM and ARC ("Excluded Assets"):

                  (i) all claims or rights against third parties relating to liabilities or obligations (including, without limitation, any such liabilities or obligations referred to in clauses (ii) or (iv) of
         Section 2.04) that are not assumed by Buyers hereunder;

                  (ii) all claims for the refund of Taxes (as hereinafter defined) and other governmental charges of whatever nature for all periods prior to the close of business on the Closing Date;

                  (iii) all rights and funds in connection with retirement and profit sharing plans;

                  (iv) the minute books, tax records and related organizational records of HRM and ARC;

                  (v) those items listed on Schedule 1.01(c)(vi) hereto; and

                  (vi) Contracts, personnel files or agreements with employees who are not Retained Employees.

                  (vii) Nothing in this Agreement shall be construed to be a transfer of, assignment of or license to any trademarks, service marks or trade names owned or used by ARC. The only trademarks, service marks and trade names being transferred and assigned to Buyers pursuant to this Agreement are those which are owned by HRM and listed on Schedule 3.01(i)(ii).

         SECTION 1.02 Instruments of Conveyance and Transfer. On the Closing Date, Sellers shall execute and deliver to Buyers (i) a bill of sale in the form included in the form of the Bill of Sale, Assignment and Assumption Agreement annexed hereto as Exhibit A (the "Bill of Sale") and (ii) such other documents of transfer that Buyers may reasonably request, transferring to Buyers the properties and assets to be acquired by Buyers under the terms of this Agreement.

         SECTION 1.03 Nonassignable Contracts. Nothing in this Agreement shall be construed as an attempt or agreement to assign (i) any contract, agreement, license, lease, sales order, purchase order or other commitment that is nonassignable without the consent of the other party or parties thereto unless such consent shall have been given, or (ii) any contract or claim as to which all the remedies for the enforcement thereof enjoyed by Sellers would not pass to Buyers as an incident of the assignments provided for by this Agreement. In order, however, that the full value of every contract and claim of the character described in clauses (i) and (ii) above, and all claims and demands on such contracts may be realized, Sellers shall use all reasonable efforts to obtain consent for the assignment thereof, other than any such consent with respect to contracts and claims listed on Schedule 1.03 hereto. With respect to those contracts and claims of which Sellers shall have failed to obtain consent for the assignment thereof pursuant to their obligations under this Section 1.03 listed on Schedule 1.03 hereto, Sellers shall (a) at the request and expense and under the direction of Buyers, in the name of Sellers or otherwise as Buyers shall specify and as shall be permitted by law, take all action and do or cause to be done all things as shall in the opinion of Buyers be reasonably necessary or proper (x) in order that the rights and obligations of Sellers under such contracts shall be preserved and (y) for, and to facilitate, the collection of the moneys due and payable, and to become due and payable, to Sellers in and under every such contract and claim and in respect of every such claim and demand, and Sellers shall hold the same for the benefit of and shall pay the same over promptly to Buyers, subject to due payment, performance and discharge by Buyers on behalf of Sellers of all liabilities and obligations of Sellers with respect to any such contracts and claims that have not been assigned hereunder but as to which Sellers shall have obtained the full value thereof for the benefit of Buyers as required hereunder (the "Subcontracted Contracts") or (b) otherwise provide to Buyers the economic value of the Subcontracted Contracts on mutually acceptable terms.

         SECTION 1.04 Accounts Receivable. Sellers hereby appoint Buyers as agent for collection of all accounts receivable being transferred to Buyers pursuant to Section 1.01(a)(i) hereof for Buyers' own account, and hereby agree to execute all such documents as shall be deemed necessary or desirable to permit Buyers to obtain the benefits deriving from all such accounts receivable, subject to possible reassignment to Sellers in connection with Sellers' repurchase obligation set forth in Section 2.05(b) hereof.

         SECTION 1.05 Prepaid Expenses and Deposits. Sellers shall provide to Buyers on Schedule 1.05 hereto at the Closing a list of all prepaid expenses and deposits of Sellers being transferred to Buyers pursuant to Section 1.01(a)(iv) hereof.

         SECTION 1.06 Administrative Services; Offices. Buyers shall be entitled to continue on the same basis as currently provided, without cost for a period of up to three months following the Closing all shared services (excluding legal and insurance) provided to HRM either directly from, or from third party vendors hired by, ARC, which services consist of all the services (the "Administrative Services"), including use of ARC's computer network, set forth in Exhibit V to the Letter of Intent, dated June 18, 1999 (the "Letter of Intent"), among the parties; provided, however, that Buyers shall use their best efforts to discontinue use of HRM's payroll services and employee benefits services as soon as possible, but not later than 45 days after the Closing. In addition, Buyers shall be entitled to occupy HRM's current offices in Chicago up to October 31, 1999, with Buyers assuming all obligations as lessee effective as of the Closing except that HMS shall not be required to pay base rent for the months of July, August and September 1999. Buyers shall indemnify and hold Sellers harmless from and against any Damages (as hereinafter defined) arising out of or in connection with the provision of such services other than in respect of Sellers' own gross negligence or willful misconduct.

     II. CLOSING, PURCHASE PRICE, LIABILITIES, ETC.

         SECTION 2.01 Closing. The closing of the transactions contemplated by this Agreement shall take place at the offices of Coleman, Rhine & Goodwin LLP, 750 Lexington Avenue, New York, New York 10022, as of June 30, 1999, or such later date as the parties may mutually agree in writing, after satisfaction of all of the conditions set forth in Sections 6.01 and 6.02 hereof, and for all purposes shall be deemed effective as of the close of business on such date (such date and time of closing being herein called the "Closing Date").

         SECTION 2.02 Payment to Sellers on the Closing Date. In full consideration for the sale, conveyance, transfer, assignment and delivery to Buyers of the Assets, subject to the assumption of liabilities provided for herein, Buyers shall pay to Sellers an amount (the "Purchase Price") equal to $5,293,576, subject to adjustment as provided below, in immediately available funds payable to HRM as follows:

                  (i) $4,170,410 on the Closing Date; and

                  (ii) $1,123,166, which amount shall be paid on a dollar-for-dollar basis from time to time immediately following receipt by Buyers of proceeds with respect to accounts receivable (collectively, the "Rush Receivables") owing from Rush-Presbyterian St. Luke's Medical Center ("Rush") as included on the Balance Sheet.

         (a) Delivery of Estimated Balance Sheet. On or prior to the Closing Date, Sellers shall prepare an estimate of the

Closing Balance Sheet described below (the "Estimated Balance Sheet"), based on Sellers' books and records and other information then available. The Estimated Balance Sheet shall be prepared in accordance with generally accepted accounting principles, consistently applied except as provided in this Agreement, and shall reflect the intercompany allocation of compensation (including compensation subsidies and excluding accrued liabilities for PTO, severance, bonuses and other related payroll liabilities accrued on ARC's balance sheet, none of which liabilities are being assumed by Buyers hereunder) and other costs between ARC and HRM in a manner consistent with that reflected on the May 31, 1999 balance sheet (the "May Balance Sheet") and related financial statements (collectively, with the May Balance Sheet, the "Financial Statements") of HRM previously delivered to Buyers.

         (b) Adjustments to the Purchase Price. Sellers shall transfer to Buyers net Assets (i.e., Assets minus liabilities assumed pursuant to Section 2.03 hereof) ("Estimated Net Assets") having a value of not less than $2,700,000, which shall consist of accounts receivable having an aggregate invoiced or stated value, as set forth on Schedule 1.01(a)(i), of not less than $1,600,000, and the other Assets being purchased hereunder; provided, that the aggregate value of all non-current Assets, determined by reference to the Estimated Balance Sheet and the Closing and Final Balance Sheets, as hereinafter defined, shall not exceed $1,100,000. To the extent the value of the Estimated Net Assets, determined by reference to the Estimated Balance Sheet and the Closing and Final Balance Sheets and subject to the value limitation on non-current Assets set forth above, is greater or less than $2,700,000, the Purchase Price shall be increased or decreased, respectively, on a dollar-for-dollar basis.

         (c) Delivery of Closing Balance Sheet. Within 45 days after the Closing Date, Sellers shall prepare HRM's balance sheet as of the close of business on the Closing Date (the "Closing Balance Sheet"), setting forth the actual net Assets as of the Closing Date (the "Actual Net Assets") and the various components thereof. The Closing Balance Sheet shall be prepared in accordance with generally accepted accounting principles, consistently applied except as provided in this Agreement, and shall reflect the intercompany allocation of compensation

(including compensation subsidies and excluding accrued liabilities for PTO, severance, bonuses and other related payroll liabilities accrued on ARC's balance sheet, none of which liabilities are being assumed by Buyers hereunder) and other costs between ARC and HRM in a manner consistent with that reflected on the May Balance Sheet. The Closing Balance Sheet shall be accompanied by a certificate of appropriate officers of Sellers to the effect that the Closing Balance Sheet fairly presents the financial position of HRM at the date thereof in conformity with generally accepted accounting principles applied on a consistent basis.

         (d) Final Balance Sheet. Buyers shall have 30 days after receipt of the Closing Balance Sheet to approve or disapprove of the same, and any disputes that Sellers and Buyers cannot resolve with respect to the Closing Balance Sheet within 30 days from the date of Buyers' challenge shall be resolved by Arthur Anderson, the independent certified public accountants of Sellers, on the one hand and KPMG, LLP, the independent certified public accountants of Buyers, on the other hand. If such accountants are unable to resolve such dispute within 60 days from the date of Buyers' challenge, such dispute shall be resolved by reference to a mutually acceptable, nationally recognized independent accounting firm. The decision of such accounting firm shall be final and binding upon all parties, and the Closing Balance Sheet as modified by any decision of such firm shall be the "Final Balance Sheet" for purposes of this Agreement. The fees and expenses of such independent accounting firm shall be divided equally between Sellers and Buyers unless for good reason shown the independent accounting firm shall otherwise determine fair and reasonable. Buyers and Sellers shall cooperate reasonably with each other in order to effectuate the foregoing including making the books and records of the Business available to one another for inspection and copying.

         (e) True-Up. Within 5 days after the Actual Net Assets is finally determined pursuant to this paragraph 2.02:

                  (i) If the Actual Net Assets is less than the Estimated Net Assets (such difference, the "Deficiency Amount"), Sellers shall pay to Buyers the Deficiency Amount in immediately available funds.

                  (ii) If the Actual Net Assets is greater than Estimated Net Assets (such difference, the "Surplus Amount"), Buyers shall pay to Sellers the Surplus Amount in immediately available funds.

         SECTION 2.03 Assumption of Liabilities. On the Closing Date, Buyers shall execute and deliver to Sellers an Assumption Agreement, in the form included in the Bill of Sale, pursuant to which Buyers shall assume and agree to pay, perform and discharge when due all liabilities and obligations (the "Scheduled Liabilities") of HRM (i) that have arisen before, or arise on and after, the Closing Date under the terms of any contract, agreement, license, lease, sales order, purchase order or other commitment that is disclosed on Schedules 3.01(i) (other than any commitment of the kind described in Section 3.01(i)(iii) hereof) or 3.01(q) hereto, other than any of the foregoing that shall not be assigned as contemplated by Section 1.03 hereof; and (ii) which are trade accounts payable arising in the ordinary course of business to the extent reflected on the Closing Balance Sheet. If at any time after the Closing Date consent to assignment satisfactory to Buyers and their counsel is obtained with respect to any such commitment that shall not have been assigned as contemplated by said Section 1.03, Buyers shall thereafter be deemed to have assumed all such liabilities and obligations of HRM thereunder.

         SECTION 2.04 Non-Assumption of Certain Liabilities. Buyers are not assuming, and shall not be deemed to have assumed, any liabilities or obligations of Sellers of any kind or nature whatsoever, except as expressly provided herein and as set forth on Schedule 2.03. Without limiting the generality of the foregoing, it is hereby agreed that Buyers are not assuming any liability and shall not have any obligation for or with respect to: (i) any liabilities or obligations of Sellers that arise under the terms of a contract, agreement, license, lease, sales order, purchase order, or other commitment which shall not be assigned as contemplated by Section 1.01(c) of this Agreement; (ii) any liabilities or obligations of Sellers that would not have arisen but for the consummation of the transactions contemplated by this Agreement, unless, such liabilities or obligations are expressly assumed by Buyers as provided herein and included in Schedule 2.03 or otherwise expressly provided for herein, including, without limitation, Buyer's obligations under this Agreement; (iii) any liabilities or obligations of Sellers under any Plan (as defined in Section 3.01(l)), including any obligation to adopt or to sponsor such Plan except as Buyers may, in their sole discretion, elect to adopt or to sponsor; (iv) any obligation of Sellers arising out of any action, suit or proceeding based upon (A) an event occurring or a claim arising on or prior to the Closing Date and attributable to acts performed or omitted by Sellers on or prior to the Closing Date or (B) a claim arising after the Closing Date based on an event occurring on or prior to the Closing Date in the case of claims in respect of products or services sold and delivered or required to be delivered by Sellers or provided by Sellers or the conduct of the Business on or prior to the Closing Date and attributable to acts performed or omitted by Sellers on or prior to the Closing Date; (v) any obligation of Sellers to any Retained Employee relating to their employment by Seller on or prior to the Closing Date;
(vi) except as otherwise provided in Section 4.06(d), any obligation of Sellers to any employee of, or consultant to, the Business who does not become a Retained Employee or to any other employee of, or consultant to, the Business whose employment or consultancy is terminated by Sellers prior to or effective at the end of the Transition Period, as hereinafter defined; and (vii) any and all Taxes incurred by or imposed upon Sellers relating to periods ending on or prior to the Closing Date, whether such Taxes are assessed before or after the Closing Date, including without limitation, but subject to the provisions of
Section 4.04(a) hereof, any Taxes incurred by or lawfully imposed upon Sellers, other than any Taxes to be paid by Buyers in accordance with this Agreement or the Bill of Sale.

         SECTION 2.05 Sellers' Interest and Repurchase Obligations Regarding Accounts Receivable.

         (a) Interest.

                  (i) As soon as practicable following the 75th day after the Closing Date, HMS shall send Sellers a notice (an "Accounts Receivable Notice"), which Accounts Receivable Notice shall include an itemized list of all accounts receivable included in the Actual Net Assets which have not been collected by such 75th day. Buyers shall use commercially reasonable efforts to collect all such accounts receivable. Commencing the 76th day following the Closing

         Date, Sellers shall pay to HMS simple interest on such uncollected accounts receivable at a rate per annum equal to the prime rate of interest as quoted in the Wall Street Journal on such 75th day. Interest shall be payable monthly in arrears on the first business day of each month. Sellers' obligation to pay interest under this Section 2.05(b)(i) shall terminate as to each unpaid account receivable on the earlier of (x) the date such account receivable is collected (but only as to the amount of such account receivable actually collected) or (y) the Repurchase Date. Buyers shall provide such information as may be reasonably requested by Sellers to permit Sellers to verify the status of any such account receivable and shall promptly refund any interest overpayment to Sellers.

                  (ii) Commencing on the Repurchase Date, Sellers shall pay to HMS simple interest on all accounts receivable included in the Repurchase Notice at a rate per annum equal to the prime rate of interest as quoted in the Wall Street Journal on the Repurchase Date, plus 4%. Buyers shall invoice Sellers for interest from time to time but in no case more frequently than bi-weekly, and each invoice shall be due and payable within ten business days of the date of such invoice. Sellers' obligation to pay interest under this Section 2.05(b)(ii) shall terminate as to each unpaid account receivable on the earlier of (x) the date such account receivable is collected (but only as to the amount of such account receivable actually collected) or (y) the date Sellers repurchase the account receivable.

                  (iii) Notwithstanding the foregoing, in no event shall Sellers be required to pay interest to Buyers with respect to the Rush Receivable.

         (b) Repurchase Obligation. Upon written notice (the "Repurchase Notice") from HMS delivered to Sellers no later than three business days prior to the 150th day after the Closing Date, Sellers shall be required to repurchase from Buyers on the 151st day (the "Repurchase Date") after the Closing Date, with immediately available funds, any uncollected accounts receivable (other than the Rush Receivable) designated in such notice at the full invoiced or stated value thereof together with all accrued interest then due. In addition, Buyers shall reassign the Rush

Receivable, to the extent uncollected, to Sellers on the Repurchase Date.

         SECTION 2.06 Change of Names. At the Closing, Sellers shall deliver to Buyers such documents as are necessary to cause the name of HRM to be changed to a name which is not similar to the name of HRM, and shall assign all their rights to HRM's names to Buyers. Sellers shall furnish to Buyers at the Closing all documents reasonably necessary to enable Buyers to utilize and/or register such name following the Closing, including any consents required by the state of Illinois and all other jurisdictions where HRM is qualified to do business as a foreign limited liability company. In addition, Sellers will use their reasonable best efforts to obtain the consent of any other person whose consent to Buyers' use of such names is required. Sellers agree that they will not, subsequent to the Closing, cause HRM to amend its organizational documents to any name which is confusingly similar to Health Receivables Management, LLC.

         SECTION 2.07 Additional Deliveries by Sellers at Closing. Sellers shall provide the following to Buyers at or prior to the Closing Date:

         (a) Bill of Sale. Sellers shall have executed and delivered the Bill of Sale.

         (b) Supporting Documents. Buyers and their counsel shall have received copies of the following supporting documents:

                  (i) (1) copies of the Certificate of Formation of each Seller and all amendments thereto, certified as of a recent date by the Secretary of State of the State of Delaware, and (2) a certificate of said Secretary dated as of a recent date as to the good standing of each such Seller and listing all documents of such Seller on file with said Secretary; and

                  (ii) a certificate of the Secretary or an Assistant Secretary of each of the Sellers dated the Closing Date and certifying: (1) that attached thereto is a true and complete copy of resolutions duly adopted by the managing member of such Seller authorizing the execution, delivery and performance of this Agreement and the Ancillary

         Agreements and the transactions contemplated hereby and thereby and that all such resolutions are still in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by this Agreement; and (2) as to the incumbency and specimen signature of each officer of such Seller executing this Agreement and any certificate or instrument furnished pursuant hereto, and a certification by another officer of such Seller as to the incumbency and signature of the officer signing the certificate referred to in this paragraph (ii).

         (c) Assignment of Not-to-Compete Agreements. Prior to the end of the Transition Period, Sellers shall assign to Buyers Sellers' interest in any not-to-compete or confidentiality agreements with Retained Employees.

         (d) Offer of Sublease. Sellers shall have caused to be delivered to Buyers a letter offering to sublease HRM's office space in Chicago to Buyers for a five year term of approximately six years at a rental of $20 per square foot.

         SECTION 2.08 Additional Deliveries by Buyers at Closing. Buyers shall provide the following to Sellers at or prior to the Closing Date:

         (a) Bill of Sale. Buyers shall have executed and delivered the Bill of Sale.

         (b) Supporting Documents. Sellers and their counsel shall have received copies of the following supporting documents:

                  (i) A certificate of the Secretary of State of the State of Delaware, with respect to Sub, and of the Secretary of State of the State of New York, with respect to HMS, dated as of a recent date, as to the due incorporation and good standing of Buyers and listing all documents of Buyers on file with each of said Secretaries; and

                  (ii) a certificate of an officer of each of the Buyers dated the Closing Date and certifying: (1) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors of such Buyer authorizing the execution, delivery and performance of this Agreement and the Bill of Sale and the transactions contemplated hereby and thereby and that all such resolutions are still in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by this Agreement; and (2) as to the incumbency and specimen signature of each officer of such Buyer executing this Agreement and any certificate or instrument furnished pursuant hereto, and a certification by another officer of such Buyer as to the incumbency and signature of the officer signing the certificate referred to in this paragraph (ii).

                  III.     REPRESENTATIONS AND WARRANTIES

         SECTION 3.01 Representations and Warranties of Sellers. Sellers represent and warrant to Buyers as follows:

         (a) Organization, Corporate Power, Etc. HRM is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is duly qualified to do business as a foreign limited liability company in each jurisdiction in which it is required to be so qualified with respect to the operations of the Business, except where the failure to be so qualified could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the properties, results of operations, financial condition or prospects of the HRM and/or the Business (a "Material Adverse Effect"). Sellers have all requisite power and authority to own, operate and lease the Assets, to carry on the Business as it is now being conducted, to execute and deliver this Agreement and the Bill of Sale and to perform their obligations hereunder and thereunder. Schedule 3.01(a) hereto sets forth a complete list of the jurisdictions in which HRM is qualified to do business with respect to the operations of the Business.

         (b) Authorization of Agreements. The execution and delivery by Sellers of this Agreement and the Bill of Sale, and the consummation by Sellers of the transactions contemplated hereby and thereby, have been duly authorized by all requisite action. This Agreement has been duly and validly executed by Sellers and constitutes the legal, valid and binding obligation of Sellers, enforceable in accordance with its terms and the Bill of Sale, and when duly executed and delivered in accordance with this Agreement, will constitute legal, valid and binding obligations of Sellers, enforceable in accordance with their respective terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally. A majority of the issued and outstanding membership interest of HRM is owned by ARC. Except for the requisite affirmative vote of ARC under the laws of the State of Delaware, the authorization of no other person or entity is required to consummate the transactions contemplated herein by virtue of any such person or entity having an equitable or beneficial interest in HRM.

         (c) Effect of Agreement. Except as set forth on Schedule 3.01(c) hereto, the execution and delivery by Sellers of this Agreement and the Bill of Sale and the performance by Sellers of their obligations hereunder and thereunder, will not violate any provision of law, any order of any court or other agency of government, Limited Liability Company Agreements of Sellers, or any judgment, award or decree or any indenture, agreement, permit or other instrument to which Sellers are parties, or by which Sellers or any of the Assets are bound or affected, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under, any such indenture, agreement, permit or other instrument, or result in the creation or imposition of any lien, charge, security interest or encumbrance of any nature whatsoever upon any of the Assets.

         (d) Governmental Licenses and Approvals. HRM has all material governmental licenses, franchises and permits required under applicable law for the conduct of the Business as currently conducted and is in full compliance with, and in good standing under, all such licenses, franchises and permits, except where such lack of full compliance would not have a Material Adverse Effect. Schedule 3.01(d) hereto lists all material licenses, franchises and permits held by Sellers. Except as set forth on Schedule 3.01(d) hereto, no approval, authorization, consent or order or action of or filing with any court, administrative agency or other governmental authority (i) is required for the execution and delivery by Sellers of this Agreement or the Bill of Sale or the consummation by Sellers of the transactions contemplated hereby or thereby or (ii) is necessary in order that the Business may be conducted immediately following the Closing Date substantially in the same manner as heretofore conducted, other than those that become applicable solely as a result of the specific regulatory status of Buyers or their affiliates.

         (e) Financial Statements. Attached as Schedule 3.01(e) hereto are the Financial Statements. The Financial Statements are complete and correct in all material respects and have been prepared in accordance with generally accepted accounting principles (including, without limitation, HRM's policies of revenue recognition), consistently applied and consistent with prior periods, except for the absence of footnotes and except that the Financial Statements will be subject to normal year-end adjustments, which adjustments in the aggregate will not have a Material Adverse Effect. Except as set forth on Schedule 3.01(e) hereto, the Financial Statements fairly present the operating results of the Business during the period indicated therein.

         (f) Accounts Receivable. All of the accounts receivable set forth in
Schedule 1.01(a)(i) hereto reflect actual transactions, have arisen in the ordinary course of business and will not be subject to offset or deduction.

         (g) Absence of Certain Changes or Events. Since May 31, 1999, except as otherwise set forth on Schedule 3.01(g) hereto and except for the transactions contemplated hereby, Sellers have not with respect to the Business:

                  (i) incurred any material obligation or liability of any kind or nature whatsoever, except normal trade or business obligations incurred in the ordinary course of business and consistent with past practice and except in connection with this Agreement and the transactions contemplated hereby;

                  (ii) discharged or satisfied any material lien, security interest or encumbrance or paid any obligation or liability (fixed or contingent) of any kind or nature whatsoever, other than in the ordinary course of business and consistent with past practice;

                  (iii) mortgaged, pledged or subjected to any lien, security interest or other encumbrance any of the Assets (other than mechanic's, materialman's and similar statutory liens arising as a matter of law and purchase money security interests arising in the ordinary course of business between the date of delivery and payment);

                  (iv) transferred, leased or otherwise disposed of any of the Assets except in the ordinary course of business and consistent with past practice or, except in the ordinary course of business and consistent with past practice, acquired any assets or properties to be used by or in connection with the activities of the Business;

                  (v) canceled or compromised any material debt or claim related to the Business, except in the ordinary course of business and consistent with past practice;

                  (vi) waived or released any rights of material value related to the Business, except in any case in the ordinary course of business and consistent with past practice;

                  (vii) transferred or granted any rights under any concessions, leases, licenses, sublicenses, agreements, patents, inventions, trademarks, trade names, service marks or copyrights or with respect to any know-how related to the Business, except in the ordinary course of business and consistent with past practice;

                  (viii) made or granted any wage, salary or benefit increase or paid any bonus applicable to any group or classification of employees generally, entered into or amended the terms of any employment contract (other than employment agreements terminable at will by Sellers without liability) with, or made any loan to, or granted any severance benefits to or entered into or amended the terms of any material transaction of any other nature with any person listed on Schedule 4.06(a) hereto, except in the ordinary course of business and consistent with past practice;

                  (ix) suffered any casualty loss or damage (whether or not such loss or damage shall have been covered by insurance) that affects in any material respect their ability to conduct the Business or received any claim or claims in respect of the Business in excess of insurable limits, or canceled any insurance coverage, in whole or in part, under any policy the coverage limits of which exceed $25,000;

                  (x) suffered any adverse change in any of their operations or in their financial condition or in their assets, properties or business, which adverse change is material or could reasonably be expected to be material to the Business;

                  (xi) surrendered or had revoked or otherwise terminated any material license, permit or other approval, authorization or consent from any court, administrative agency or other governmental authority relating to the conduct of the Business; or

                  (xii) entered into any agreement or commitment to take any action described in this Section 3.01(f).

         (h) Title to Properties, Absence of Liens and Encumbrances. Except as set forth on Schedule 3.01(h) hereto, Sellers have good and marketable title to all the Assets, free and clear of all liens, charges, pledges, security interests or other encumbrances of any nature whatsoever. Except as set forth on
Schedule 3.01(h) hereto, all leases of personal property of Sellers to be assigned to Buyers hereunder are, to the knowledge of Sellers, valid and binding in accordance with their respective terms and there is not under any of such leases any existing default, or any condition, event or act attributable to Sellers or, to the knowledge of Sellers, attributable to the other party to such leases, which with notice or lapse of time or both would constitute such a default, nor would consummation of the transactions contemplated hereby result in a default or any such condition, event or act, which, in any such case, would have a Material Adverse Effect. As used in this Agreement, "to the knowledge of Sellers" shall mean the individual or collective knowledge of each of Marie E. Sinioris, Paul Palz and Tony Davis, the President, Director of Finance and the Chief Financial

Officer, respectively, of ARC and John Robertson, Richard Slowiak and Donna Connelly, the Vice President of Business Development and Strategic Alliances, Manager of Finance and Director of Finance of HRM, respectively (collectively, the "Sellers' Officers"). "Knowledge" when used in this context shall mean, as to the facts or circumstances represented, actual knowledge of any one of the Sellers' Officers.

         (i) List of Properties, Contracts and Other Data. Annexed hereto as
Schedule 3.01(i) hereto is a list setting forth with respect to the operations of the Business, as of the dates specified on such Schedule, the following:

                  (i) all leases of real or personal property included in the Assets involving payments in excess of $5,000 per annum to which Sellers are a party, either as lessee or lessor, with a brief description of the parties to each such lease, the property to which each such lease relates and the termination dates thereof;

                  (ii) (A) all patents, material unregistered trademarks and material unregistered trade names, trademark and trade name registrations, material unregistered service marks and service mark registrations, material unregistered copyrights and copyright registrations which are used in connection with the operations of the Business, all applications pending for patents or for trademark, trade name, service mark or copyright registrations, owned or held by Sellers, and reasonably necessary to, or primarily used in connection with, the Business, and (B) all licenses and sublicenses granted by or to Sellers and all other agreements to which Sellers are a party which relate, in whole or in part, to any items of the categories mentioned in (A) above whether owned by Sellers or any affiliate thereof;

                  (iii) with respect to the persons listed on Schedule 4.06(a) hereto, all employment and consulting agreements, executive compensation plans, collective bargaining agreements, bonus plans, guaranteed bonus arrangements, deferred compensation agreements, commission plans, employee pension plans or retirement plans, employee profit sharing plans, employee stock purchase and stock option plans, group life insurance, hospitalization insurance or other plans or arrangements providing for benefits to such employees (other than employment agreements terminable at will by Sellers without liability);

                  (iv) all contracts pursuant to which Sellers have (A) been granted rights to market software owned by third parties relating to the Business or (B) granted marketing rights in the Owned Software to third parties; and

                  (v) all contracts and commitments (including proposed (i) contracts and commitments and (ii) amendments to contracts and commitments) relating to the Business, whether oral or written, to which Sellers are or may become parties or to which Sellers or any of their assets or properties are or may become subject and which are not specifically referred to in any other schedule hereto and which involve payments by or to Sellers exceeding $5,000 per annum in amount or cannot be canceled within 90 days after the Closing Date without breach or penalty.

                  True and complete copies of all documents and complete descriptions of all oral contracts (if any) referred to in Schedule 3.01(i) hereto have been provided or made available to Buyers and their counsel. Except as disclosed in said Schedule 3.01(i) hereto, Sellers have not received any claim that any contract referred to therein is not valid and enforceable in accordance with its terms (subject, as to enforcement, to the rights of creditors generally) for the periods stated therein, and there does not exist under any such contract any existing default or event of default or event which with notice or lapse of time or both would constitute such a default, in either case, on the part of Sellers, or to the knowledge of Sellers, on the part of any other party thereto, except where any such default or event of default or event would not have a Material Adverse Effect.

         (j) Litigation. Except for isolated workers' compensation cases, all of which are fully insured, there are no actions, suits, issues or proceedings (collectively, "Legal Actions") involving claims pending or threatened against Sellers with respect to the Business or against any officer or employee of the Business (other than any matter that is unrelated to such person's employment or to actions taken in the course of such person's employment, in the Business) or relating to any operations of the Business, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, in which a decision adverse to Sellers could reasonably be expected to have a Material Adverse Effect. Set forth on Schedule 3.01(j) hereto are all pending or threatened Legal Actions, other than pending and threatened Legal Actions to collect accounts receivable on behalf of HRM's customers.

         (k) Collective Bargaining Agreements; Labor Controversies; etc. Sellers are not a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to any employees engaged in the operations of the Business. No employees of Sellers are represented by any labor organization. No labor organization or group of employees of Sellers has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of Sellers, threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal relating to the Business. There is no organizing activity relating to the Business involving Sellers pending or, to the knowledge of Sellers, threatened by any labor organization or group of employees of Sellers. There are no (A) strikes, work stoppages, slowdowns, lockouts or arbitrations or (B) material grievances or other material labor disputes pending or, to the knowledge of Sellers, threatened against or involving Sellers relating to the Business. There are no unfair labor practice charges, grievances or complaints pending or, to the knowledge of Sellers, threatened against or involving Sellers or any group of employees of Sellers relating to the Business. There are no complaints, charges or claims against Sellers pending or, to the knowledge of Sellers, threatened to be brought or filed with any governmental body based on, arising out of, in connection with, or otherwise relating to the employment by Sellers of any individual, including any claim for workers' compensation relating to the Business. Hours worked by and payments made to employees of Sellers engaged in the operations of the Business have not been in violation of the federal Fair Labor Standards Act or any other law dealing with such matters.

         (l)      Employee Benefit Plans.

                  (i) Schedule 3.01(l) hereto lists each employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained by Sellers or to which Sellers contributes or is required to contribute or in which any employee of Sellers engaged in the operations of the Business participates as a result of being employed by Sellers (a "Plan"). To Sellers' knowledge, Sellers have complied and currently are in compliance, in all material respects, both as to form and operation, with the applicable provisions of ERISA and the Internal Revenue Code of 1986, as amended (the "Code"), respectively, with respect to each Plan, except as would not result in a Material Adverse Effect.

                  (ii) Each of the Plans that is intended to qualify under
         Section 401(a) of the Code does so qualify and is exempt from taxation pursuant to Section 501(a) of the Code.

                  (iii) Sellers have not maintained, contributed to or been required to contribute to, nor do any of their employees participate in, a "multiemployer plan" (as defined in Section 3(37) of ERISA). No amount is due or owing from Sellers on account of a "multiemployer plan" (as defined in section 3(37) of ERISA) or on account of any withdrawal therefrom.

                  (iv) Except as set forth on Schedule 3.01(l), Sellers do not maintain for the benefit of any of their employees engaged in the operations of the Business a defined benefit plan, as defined in section 3(35) of ERISA.

                  (v) Notwithstanding anything else set forth herein, Sellers have not incurred any liability with respect to any Plan under ERISA (including, without limitation, Title I or Title IV of ERISA), the Code or other applicable law, which has not been satisfied in full, and no event has occurred, and, to Sellers' knowledge, there exists no condition or set of circumstances which could result in the imposition of any material liability under ERISA (including, without limitation, Title I or Title IV of ERISA), the Code or other applicable law with respect to any of the Plans.

                  (vi) Except as set forth on Schedule 3.01(l), no Plan, other than a Plan which is an employee pension benefit plan (within the meaning of Section 3(2)(A) of ERISA), provides benefits, including without limitation death, health or medical benefits (whether or not insured), with respect to current or former employees of Sellers engaged in the operations of the Business beyond their retirement or other termination of service with Sellers (other than coverage mandated by applicable law or benefits the full cost of which is borne by the current or former employee (or his or her beneficiary)).

                  (vii) Except as set forth on Schedule 3.01(l) hereto, the consummation of the transactions contemplated by this Agreement will not (A) entitle any current or former employee or officer of Sellers to severance pay, unemployment compensation or any other payment, or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

                  (viii) Sellers have provided to Buyers true and complete copies of each of the Plans together with summary plan descriptions and each determination letter from the Internal Revenue Service with respect to each Plan that is intended to qualify under Section 401(a) of the Code.

                (m) Patents, Trademarks, Etc. The patents, trademarks, service marks, trade names and copyrights, and the registrations and applications therefor and the licenses and sublicenses with respect thereto (collectively, "Business Intellectual Property Rights") listed on Schedule 3.01(i)(ii) hereto, together with Sellers' rights in the Owned Software, constitute all the Intellectual Property Rights of Sellers reasonably necessary to, or used primarily in connection with, the conduct of the Business. To the knowledge of Sellers, except as set forth on Schedule 3.01(i), Sellers own or have valid rights to use all the Business Intellectual Property Rights without conflicting with the intellectual property rights of any other person. No person has advised Sellers of or, to the knowledge of

                  Sellers, has threatened to make, any claims that the operation of the Business as presently conducted is in violation of or infringes upon the intellectual property rights of any other person.

                  (n)      Software.

                           (i) The Owned Software listed on Schedule
         3.01(n)(i)-l hereto includes all of the operating and applications computer software programs and databases that have been licensed by Sellers to any customer of the Business or as to which Sellers have agreed to provide services to any customer of the Business, in each case, pursuant to the contracts listed on Schedule 3.01(q) hereto. The Owned Software and the Licensed Software listed on Schedule 3.01(n)(i)-2 hereto comprise the operating and applications computer software programs and databases used by Sellers in connection with the operations of the Business, the licensing, servicing, developing, or maintaining of the Owned Software or otherwise used by Sellers in the Business.

                           (ii) Except as set forth on Schedule 3.01(n)(i)-l hereto and except for the rights of the customers of the Business under the contracts listed on Schedule 3.01(q) hereto, Sellers have good and marketable title to all Owned Software, free and clear of all liens, charges, pledges, security interests, or other encumbrances of any nature whatsoever. Sellers hold valid licenses to all Licensed Software, subject, in any event, to the terms of any agreements relating to the Licensed Software. To the knowledge of Sellers, none of the Owned Software, and no use by Sellers of the Licensed Software, infringes upon or violates any patent, copyright, trade secret or other proprietary right of any other person and to the knowledge of Sellers, no claim with respect to any such infringement or violation is threatened.

                           (iii) Sellers possess or have access to (i) to the extent required to conduct the Business, the source and object codes for all Owned Software and, to the extent permitted under the respective license agreements, for all the Licensed Software used by Sellers in the conduct of the

         Business and (ii) all other technical materials, guidelines and other written materials pertaining to the Owned Software or, to the knowledge of Sellers, the Licensed Software. Upon consummation of the transactions contemplated by this Agreement, Sellers will transfer, assign and deliver to buyers all Sellers' rights, title and interest in and to (A) the Owned Software, subject to the rights of customers under the contracts listed on Schedule 3.01(q) hereto, and (B) the Licensed Software, to the extent permitted by license agreements for such Licensed Software. To the extent that Buyers shall identify, at any time or from time to time after the Closing Date, any Licensed Software for which no such valid license has been assigned, Sellers shall transfer, assign and deliver same to Buyers to the extent such transfer, assignment and delivery is permitted by the license agreement from such Licensed Software.

                           (iv) To the knowledge of Sellers, any programs, modifications, enhancements or other inventions, improvements, discoveries, methods or works of authorship included in the Owned Software that were created by employees of Sellers were made in the regular course of such employees' employment with Sellers using Sellers' facilities and resources and, as such, constitute "works made for hire".

                  (o) Use of Real Property. The real property as set forth on
Schedule 3.01(i)(i) hereto are used and operated in material compliance and conformity with all applicable leases, contracts, licenses and permits. Sellers have not received notice of any material violation of any applicable zoning or building regulation, ordinance or other law, order, regulation or requirement relating to the conduct of the Business or to the Assets and, to the knowledge of Sellers, there is no such violation. To the knowledge of Sellers, all buildings used in the operations of the Business substantially conform with all applicable ordinances, codes, regulations and requirements, and no law presently in effect or condition precludes or materially restricts continuation of the present use of such properties.

                  (p) Condition of Assets. To the knowledge of Sellers, all tangible personal property, furniture, fixtures and equipment comprising the Assets substantially conform with all applicable ordinances, codes, regulations and requirements, including without limitation all applicable ordinances, codes, regulations and requirements relating to occupational safety, and no law presently in effect or condition precludes or materially restricts continuation of the present use of such properties. No warranty is made regarding the tangible personal property comprising the Assets. All such tangible personal property is conveyed hereunder AS IS, WHERE IS, WITH ALL FAULTS AND DEFECTS.

                  (q)      Customer Contracts.

                           (i) Schedule 3.01(q) hereto contains a list of (A) all contracts between Sellers and the customers of the Business pursuant to which Sellers have agreed to provide goods or services to such customers, (B) all contracts between Sellers and the customers of the Business pursuant to which Sellers have licensed any Owned Software to such customers and (C) all proposed amendments to any such contracts. All correspondence files with respect to such contracts shall be made available for review by Buyers upon their reasonable request.

                           (ii) Except as set forth on said Schedule 3.01(q) hereto and except for contracts under which Sellers are not currently obligated to supply any product or provide any service, no such contract contains a prohibition on the assignment thereof without the consent of the other party thereto.

                           (iii) Schedule 3.01(q) hereto identifies each agreement of the Business that (A) requires joint services to be performed by the Business and ARC's other business units or (B) is with any administrative agency or other governmental authority. In addition,
         Schedule 3.01(q) hereto sets forth all outstanding contract proposals relating to the Business for which a contract has been requested for goods or services involving fees in excess of $25,000 per annum.

                  (r)      Taxes.

                           (i) Except as set forth on Schedule 3.01(r) hereto, all federal, state, local and foreign income, franchise, sales, use, property, payroll, employment, transfer and all other tax returns and information statements ("Tax Returns") required to be filed with respect to the operations of the Business have been properly prepared and timely filed for all years and periods for which such Tax Returns have become due and all such Tax Returns are correct and complete in all respects. For purposes of this Agreement, "Taxes" shall mean any and all income, franchise, sales, use, property, payroll, employment, transfer and any other taxes, charges, fees, levies, imports, duties, licenses or other assessments, together with interest, penalties and any other additions to tax or additional amounts imposed by any governmental or taxing authority, or liability for such amounts as a result of Seller being a member of an affiliated, consolidated, combined or unitary group or being a party to any agreement or arrangement whereby Sellers may be liable for Taxes of any other person for any period prior to (or up to and including) the close of business on the day prior to the Closing Date.

                           (ii) Sellers have paid to the appropriate taxing authority, all Taxes owed by Sellers with respect to the operations of the Business, whether or not shown on any Tax Return, to the extent such Taxes are due.

                           (iii) Sellers are not parties to any agreement, contract or arrangement that would result, by reason of the consummation of any of the transactions contemplated hereby, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Section 28OG of the Code.

                           (iv) None of the Assets is required to be treated as being owned by any other person pursuant to the "safe harbor" leasing provisions of Section 168(f)(8) of the Code of 1954, as in effect prior to the repeal thereof.

                  (s) Environmental Matters. No Hazardous Substances (as hereinafter defined) have been, or have been threatened to be, discharged, released or emitted by Sellers into the air, water, surface water, ground water, land surface or subsurface strata or transported to or from any property used by Sellers in the operations of the Business except in accordance with all applicable Environmental Laws, and except for incidental release of Hazardous Substances in amounts or concentrations that could not reasonably be expected to give rise to any material claims or liabilities against Sellers under any Environmental Law. Sellers have not received any notification from a governmental agency that there is any violation of any Environmental Law with respect to the properties of Sellers used in the operations of the Business or any notification from a governmental agency pursuant to Section 104, 106 or 107 of the Comprehensive Environmental Response Compensation and Liability Act, as amended.

                  For purposes of this Agreement, the following terms shall have the following meanings:

                  "Environmental Law" shall mean any federal, state or local statute, law, ordinance, rule or regulation and any order to which Sellers are parties or are otherwise bound with respect to the operations of the Business, relating to pollution or protection of the environment, including natural resources, or exposure of persons, including employees, to Hazardous Substances; and

                  "Hazardous Substances" shall mean any substance, whether liquid, solid or gas listed, identified or designated as hazardous or toxic under any Environmental Law, which, applying criteria specified in any Environmental Law, is hazardous or toxic, or the use or disposal of which is regulated under any Environmental Law.

                  (t) Broker's or Finder's Fees. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Sellers directly with Buyers, without the intervention of any person on behalf of Sellers in such a manner to give rise to any claim by any person against Buyers for a finder's fee, brokerage commission or similar payment.

                  (u) The Assets. To the knowledge of Sellers, the Assets referred to in Section 1.01(a) constitute all of the assets or properties of Sellers used by Sellers exclusively in the Business.

                  (v) Incentives to Key Management. ARC has provided substantial financial incentives to the key management personnel of HRM to continue in the employ of Buyers for a period of not less than three months (and six months, in the case of John Robertson) after the Closing Date.

                  (w) Other Information. None of the information furnished by Sellers to Buyers in this Agreement, the exhibits hereto, the schedules identified herein, or in any certificate or other document to be executed or delivered pursuant hereto by Sellers hereunder is, in any material respect, false or incomplete or contains any misstatement of material fact.

                  (x) Scope of Representations and Warranties. THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 3.01 ARE THE ONLY REPRESENTATIONS AND WARRANTIES BEING MADE BY SELLERS AND NO OTHER
REPRESENTATIONS AND WARRANTIES SHALL BE DEEMED TO BE IMPLIED AT LAW OR IN
EQUITY.

               SECTION 3.02 Representations and Warranties of Buyers. Buyers represents and warrants to Sellers as follows:

                  (a) Organization, Corporate Power, Etc. Each of Buyers is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and is duly qualified to do business as a foreign corporation in each jurisdiction in which it is required to be so qualified, except where the failure to be so qualified would not have a material adverse effect on the properties, results of operations or financial condition of Buyers. Buyers have all requisite corporate power and authority to acquire, own, lease and operate the Assets and the Business, to execute and deliver this Agreement and the Bill of Sale and to perform their respective obligations hereunder and thereunder.

                  (b) Authorization of Agreements. The execution, delivery and performance by Buyers of this Agreement and the Bill of Sale and the consummation by Buyers of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action. This Agreement has been duly and validly executed by Buyers and constitutes the legal, valid and binding obligation of Buyers, enforceable in accordance with its terms, and the Bill of Sale, when duly executed and delivered in accordance with this Agreement, will constitute legal, valid and binding obligations of Buyers, enforceable in accordance with their respective terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally. All of the issued and outstanding capital stock of Sub is owned by HMS. Except for the affirmative vote of HMS as the sole shareholder of Sub, the authorization of no other person or entity is required to consummate the transactions contemplated herein by virtue of any such person or entity having an equitable or beneficial interest in Sub.

                  (c) Effect of Agreements. The execution and delivery by Buyers of this Agreement and the Bill of Sale, and the performance by Buyers of their respective obligations hereunder and thereunder, will not violate any provision of law, any order of any court or other agency of government, the Certificates of Incorporation or By-laws of Buyers or any judgment, award or decree or any indenture, agreement or other instrument to which Buyers are parties or by which Buyers or their properties or assets are bound or affected, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under, any such indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of Buyers.

                  (d) Litigation. There is no action, suit, investigation or proceeding pending or, to the knowledge of Buyers, threatened against or affecting Buyers before any court or by or before any governmental body or arbitration board or tribunal that might enjoin or prevent the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, "to the knowledge of Buyers" shall mean the individual or collective knowledge of each of Paul J. Kerz and Alan L. Bendes (collectively, the "Sellers' Officers"), the President and Chief Executive Officer and the Chief Financial

Officer, respectively, of HMS. "Knowledge" when used in this context shall mean, as to the facts or circumstances represented, actual knowledge of any one of the Buyers' Officers.

                  (e) Governmental Approvals. No approval, authorization, consent or order or action of or filing with any court, administrative agency or other governmental authority is required for the execution and delivery by Buyers of this Agreement or the Bill of Sale or the consummation by Buyers of the transactions contemplated hereby or thereby.

                  (f) Broker's or Finder's Fees. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Buyers directly with Sellers, without the intervention of any person on behalf of Buyers in such a manner to give rise to any claim by any person against Sellers for a finder's fee, brokerage commission or similar payment.

                  (g) Other Information. None of the information furnished by Buyers to Sellers in this Agreement, the exhibits hereto, the schedules identified herein, or in any certificate or other document to be executed or delivered pursuant hereto by Buyers is, in any material respect, false or incomplete or contains any misstatement of material fact.

                  (h) Scope of Representations and Warranties. THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 3.02 ARE THE ONLY REPRESENTATIONS AND WARRANTIES BEING MADE BY BUYERS AND NO OTHER REPRESENTATIONS AND WARRANTIES SHALL BE DEEMED TO BE IMPLIED AT LAW OR IN EQUITY.

                                  IV. COVENANTS

                  SECTION 4.01 Amounts Due Retained Employees. Within 45 days following the Closing Date, Sellers shall have paid any amount owed (or that will be owed as of the Closing Date) by such Sellers to any Retained Employee, in respect of salary, bonus, sales commission, vacation pay, paid sick days and other compensation or benefit. To the extent that amounts to be paid to any Retained Employee in reimbursement of expenses incurred by such Retained Employee on behalf of Sellers shall be unpaid as of the Closing Date, Sellers shall pay such amounts in accordance with Sellers' customary practice upon receipt of a duly prepared claim therefor properly submitted by such Retained Employee.

                  SECTION 4.02 Confidentiality. None of the parties shall issue any press releases or make any similar public disclosure intended for mass distribution pertaining to the existence of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties, which consent shall not be unreasonably withheld; provided, however, that each party shall, after review and comment by the other parties, be permitted to make such disclosures as its counsel deems necessary to comply with, and to prevent violations of, applicable laws, rules or regulations.

                  SECTION 4.03 Allocation of Purchase Price. For all federal, state and local tax purposes, Buyers and Sellers agree to allocate the consideration described in Section 2.02 hereof (i) as to a portion thereof to the covenants and agreements of Sellers contained in the Article V hereof and
(ii) as to the balance, in the manner reasonably determined by Buyers, but subject to the reasonable approval of Sellers, which approval shall not be unreasonably withheld. Within 180 days following the Closing, Buyers shall deliver to Sellers a schedule (the "Allocation Schedule") allocating the Purchase Price (including, for the purpose of this Section 4.03, any other consideration paid to Sellers, including any liabilities assumed pursuant hereto) among the Assets and the covenant not to compete granted pursuant to
Article V hereof. The Allocation Schedule shall be reasonable and shall be prepared in accordance with Section 1060 of the Code and the regulations thereunder. Buyers and Sellers each agree to file Internal Revenue Service Form 8594, and all federal, state, local and foreign Tax Returns, in accordance with the Allocation Schedule. Buyers and Sellers each agree to provide the other parties promptly with any other information required to complete Form 8594 and with a copy of such form after it is filed.

                  SECTION 4.04  Certain Tax Matters.

                  (a) All sales and use taxes, including interest, penalties and any other additions to such sales and use taxes, imposed by any governmental or taxing authority upon or incurred by any of the parties hereto in connection with this Agreement and the transactions contemplated hereby shall be borne by

Buyers. All transfer taxes, including interest, penalties and any other additions to such transfer taxes, imposed by any governmental or taxing authority upon or incurred by any of the parties hereto in connection with this Agreement and the transactions contemplated hereby shall be borne by Sellers. Sellers and/or Buyers, to the extent required by law and this Section 4.04(a), shall prepare and file all necessary Tax Returns and other documents with respect to all such transfer, sales and use taxes. Sellers and Buyers agree to cooperate in any endeavor to effect a reduction in any such transfer, sales and use taxes.

                  (b) For all federal, state, local and foreign income and franchise Tax purposes, each of the parties hereto agrees to treat the acquisition of the Assets by Buyers, pursuant to the terms and conditions of this Agreement, as a taxable sale of the assets of Sellers to Buyers solely in exchange for cash (and the liabilities assumed by Buyers from Sellers).

                  (c) Sellers shall be responsible for and shall pay any and all Taxes with respect to the operations of the Business relating to all periods prior to the Closing Date and Buyers shall be responsible for and shall pay any and all Taxes with respect to the operations of the Business relating to periods commencing the Closing Date.

                  SECTION 4.05 Insurance. At Buyers' request, Sellers shall reasonably cooperate in transferring to Buyers (to the extent transferable) policies of fire, liability, workers' compensation and other forms of insurance carried by Sellers in the conduct of the Business.

                  SECTION 4.06 Retention of Employees; Benefits.

                  (a) Offers of Employment. During the Transition Period (as hereinafter defined), Buyers shall offer to continue the employment, at will, or consultancy of all employees or consultants that, at Buyers' request, Sellers have listed on Schedule 4.06(a) hereto on terms that are mutually acceptable to HMS and such employees or consultants. Sellers shall promptly notify Buyers if any employee of, or consultant to, the Business shall announce his or her intention not to accept such offer by Buyers. The employees and consultants listed on Schedule 4.06(a) hereto who accept Buyers' offer of employment or consultancy are herein referred to collectively as the "Retained Employees."

                  (b) Benefits. Not later than the end of the Transition Period (as hereinafter defined), Buyers shall ensure that Retained Employees (excluding consultants unless otherwise indicated on Schedule 4.06(a)) are afforded the opportunity to participate in benefits and equity acquisition programs that currently are available to employees of HMS and on similar terms of participation.

                  (c) No Offer of Employment. Nothing in this Agreement, express or implied, shall confer upon any employee of Sellers engaged in the Business, or any representative of any such employee, any rights or remedies of any nature whatsoever, including any right to employment or continued employment for any period or for severance, whether as third-party beneficiary or otherwise, it being understood and agreed that any such employment shall, to the maximum extent permitted by applicable law, be employment at will.

                  (d) Transition Period. The obligation of Sellers to provide payroll services and employee benefits services to Buyers as set forth in
Section 1.06 hereunder shall begin on the Closing Date and shall terminate for each Retained Employee on the earlier of the date Buyers inform Sellers that such Transition Services are no longer required or 45 days following the Closing Date (the "Transition Period"). Notwithstanding any other provisions of this Agreement, for the Transition Period, the Retained Employees shall remain employees of Sellers and shall continue to participate in all Applicable Seller Plans (as defined below), subject to the terms and conditions of such plans; provided, however, that a Retained Employee shall not participate in any Applicable Seller Plan after the Closing Date unless such Retained Employee participated in such Applicable Seller Plan immediately prior to the Closing Date. For purposes of this Section 4.06, the term "Applicable Seller Plans" means all of the Seller Plans as in effect on the Closing Date, other than the ArcVentures, LLC 401(k) Plan.

                           (i) Sellers shall invoice Buyers for the Reimbursable Amount (as defined below) and Buyers shall pay such amount to Sellers within 30 days after submission of such invoice. For purposes of this Agreement, the "Reimbursable
         Amount" is an amount equal to the costs, expenses and fees incurred or accrued by Sellers to, on behalf of or with respect to the Retained Employees with respect to the Transition Period, including, without limitation, expense reimbursement, premium payments, employment contributions or benefits under or with respect to the Applicable Seller Plans, governmental charges, violations of law or overpayments (other than violations or overpayments resulting from Sellers' intentional misconduct), any increase in costs or assessments (including, without limitation, insurance costs) due to the service performed by Sellers hereunder or the participation of Retained Employees in the Applicable Seller Plans for periods after the Closing Date and any other costs incurred or accrued by Sellers to, on behalf of or with respect to Retained Employees after the Closing Date.

                           (ii) Any portion of the Reimbursable Amount that is not paid within 30 days after submission of an invoice shall be considered a "Late Payment." Buyers shall pay Sellers simple interest on the amount of any Late Payment outstanding at a rate per annum equal to the prime rate of interest as quoted in the Wall Street Journal on such 30th day.

                  SECTION 4.07 Further Assurances. From time to time following the Closing Date, Sellers shall execute and deliver, or cause to be executed and delivered, to Buyers such bills of sale, deeds, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form reasonably satisfactory to Buyers and their counsel, as Buyers may reasonably request or as may be otherwise reasonably necessary to vest in Buyers all the right, title and interest of Sellers in, to or under, and put Buyers in possession of, any part of the Assets. Without limiting the generality of the foregoing, with respect to HRM's Illinois debt collection license (the "Illinois License"):

                           (i) To the extent permitted by law, Buyers may continue to operate under the Illinois License from and after the Closing Date and until a new license is issued to Buyers (at which time Buyers shall so notify Sellers in writing and shall surrender and terminate use of the Illinois License);

                           (ii) Buyers shall apply for such new license as soon as is practicable after the Closing Date, and Sellers shall provide Buyers with all reasonable assistance in the prosecution of such application; and

                           (iii) Sellers shall use commercially reasonable efforts to maintain the Illinois License in full force and effect until the issuance of such new license, including but not limited to maintaining the existing bond and delaying the initiation of processing the termination of the Illinois License until such time as a new license is issued to Buyers.

                  V.  NON-COMPETITION AND NON-SOLICITATION

                  SECTION 5.01 Statement of Intent. HMS has agreed to engage in the transactions contemplated by this Agreement in anticipation that HMS will benefit from the organization, proprietary information and product technology, and good will pertaining to and constituting the Business of HRM. As a consequence, and to preserve the value of the Business, HMS would have not have agreed to the transactions contemplated by this Agreement unless, for the period specified in this Article V, the Sellers agreed, on the terms described herein, to refrain from (a) performing services to third parties in competition with the Business, (b) disclosing to third parties confidential information proprietary to the Business and (c) soliciting the employment of persons employed by the Sellers to operate the Business. The Sellers hereby acknowledge the foregoing and the importance placed thereon by HMS in the negotiations which led to this Agreement. The Sellers further acknowledge that, as the owners and operators of the Business, they each have had free access to the proprietary information pertaining to the business and operations of the Business and that any violation by them of the provisions of this Article V would diminish the value of the Business and thereby have an adverse effect upon HMS. Notwithstanding the foregoing, in no event shall Rush be prohibited, directly or indirectly, from engaging in activities on behalf of itself, its affiliates and their respective faculty and staff (except to the extent otherwise provided in the Rush

Agreement (as defined below)), whether by reason of the Rush Guaranty (as defined below), the dissolution of Sellers (however effected) or otherwise.

                  SECTION 5.02 Definitions.  For purposes of this
Article V, the following definitions will apply:

                  (a) Business. "Business" shall have the meaning ascribed to such term in the recitals hereof.

                  (b) Territory. In recognition of the national scope of the Business, and in order to effect the statement of intent in Section 5.01, the geographic area covered by this Article V (the "Territory") shall be defined as the Continental United States.

                  (c) Competing Organization. "Competing Organization" will be defined as a business or organization which competes in the Business.

                  SECTION 5.03 Non-Competition. Each Seller covenants and agrees that, for a period of three years following the Closing Date (the "Contract Period"), it will refrain from:

                  (a) directly or indirectly engaging in competition with the Business, or owning any interest in, performing any services of the type conducted by HRM prior to the Closing or participating in or being connected with any "Competing Organization";

                  (b) discussing with any existing or potential client of the Business the present or future availability of services or products of a Competing Organization; or

                  (c) making any statement or doing any act intended to cause any existing or potential client of the Business to make use of the services or purchase the products of any Competitive Organization.

         Notwithstanding the foregoing, nothing herein shall be deemed to prohibit Sellers or Rush from engaging in collection activities with regard to the receivables they repurchase pursuant to Section 2.05.

                  SECTION 5.04 Non-Solicitation. Each Seller covenants and agrees that, during the Contract Period, it will refrain from:

                  (a) directly or indirectly soliciting for employment or advising or recommending to any other person that they employ or solicit for employment, any employee of the Business; or

                  (b) soliciting any other employee of the Business in connection with the formation or operations of any Competing Organization for the possible future employment of such other employee.

                  SECTION 5.05 Confidential Information.

                  (a) Each Seller acknowledges that, as a result of its ownership and operation of the Business, it possesses secret and confidential information which constitute trade secrets and is proprietary to the Business.

                  (b) Each Seller agrees that, for a period of five years following the Closing Date, such Seller will not directly or indirectly furnish, disclose or divulge any confidential or proprietary information, methods, processes or trade secrets pertaining to the Business (collectively, "Confidential Information") to any other party or use Confidential Information without the prior written consent of HMS, in each case except as required by law or court order.

                  (c) Notwithstanding the foregoing or anything else contained in this Agreement to the contrary, for a period of four years following the Closing Date, Buyers shall grant Sellers, Rush and their representatives, at such party's request, reasonable access to and the right to make copies of those records and documents which are included in Assets hereunder, and which relate to Sellers' operation of the Business prior to the Closing Date. In addition, in connection with Arc and/or Rush's use of such records and documents, Buyers agree to make reasonably available to Sellers and Rush those employees of Buyers with knowledge of the contents of such records and documents. If during such time Buyers elect to dispose of such records and documents, Buyers shall first give Sellers and Rush 60 days' prior written notice, during which period such Sellers and/or Rush shall have the right to obtain such records and documents from Buyers without further consideration. In the event Buyers receive a subpoena or other document request, including, without limitation, from the United States Government or any state government or any agency or department thereof or any third party requesting the submission of any records or documents which constitute Assets hereunder, Buyers shall immediately notify Sellers and Rush of such request and allow Sellers and/or Rush to review, at least ten days prior to any submission, any documents Buyers intend to submit and, if Sellers or Rush elects, the opportunity to communicate directly with the requesting party regarding such documents.

                  SECTION 5.06 Remedies. The Sellers agree and acknowledge that the rights and obligations set forth under this Article V are of a unique and special nature and that HMS is, therefore, without an adequate legal remedy in the event of any Seller's violation of the covenants set forth therein. The parties, therefore, agree that the covenants made by each Seller in this Article V shall be specifically enforceable in equity in addition to all other rights and remedies, at law or in equity, that may be available to HMS.

                            VI. CONDITIONS PRECEDENT

                  SECTION 6.01 Conditions Precedent to the Obligations of Buyers. The obligations of Buyers under this Agreement are subject, at the option of Buyers, to the satisfaction at or prior to the Closing Date of each of the following conditions (provided that consummation of the transactions contemplated herein shall constitute a waiver of such conditions to closing; provided further, however, such consummation shall not constitute a waiver of Buyers' rights with respect to any breach by Sellers prior to such consummation, subject to the provisions of Article VII hereof):

                 (a) Accuracy of Representations and Warranties. The representations and warranties of Sellers contained in Sections 3.01(d)(except with respect to Section 2080.18 of the State Medicaid Manual, Part 2 (HCFA-Pub. 45-2) and whether HRM satisfies the requirements stated in Subsection E.3 thereof) and 3.01(j) of this Agreement shall be true and correct in all material respects on and as of the Closing Date, and Sellers shall have delivered to Buyers a certificate to that effect.

                  (b) Confirmation Regarding Customers. Annexed to the Letter of Intent as Exhibit I thereto was a list of HRM's top ten customers, based upon average monthly booked revenue during the five month period January through May 1999, in each of its four service offerings (MAS, PRT, Billing and Outsourcing and HBS). Through its due diligence, Buyers shall have confirmed the average monthly revenue presented for each of the listed customers and that, except as set forth on Exhibit I, such customers have neither given notice to HRM of their intention to terminate HRM's services or materially diminish the scope of the relationship nor so advised Buyers in the course of Buyers' confirmatory due diligence, except for those customers projected by HRM to generate no or less revenue in Fiscal Year 2000. Buyers' obligation to close shall be subject to Buyers confirming the above with respect to HRM customers representing not less than 75% of the aggregate current revenue run rate for the "top 10" customers set forth for each product line in Exhibit I.

                  (c) Rush Agreement. Rush shall have entered into an agreement with HMS in the form of Exhibit IV to the Letter of Intent and submitted to Shared Medical Systems Corporation the data request appended thereto (the "Rush Agreement").

                  (d) Rush Guaranty. Rush shall have delivered to Buyers a guaranty of Sellers' obligations hereunder (the "Rush Guaranty"). A form of such guaranty is annexed hereto as Exhibit B.

                  (e) Legal Actions or Proceedings. No legal action or proceeding shall have been instituted or threatened seeking to restrain, prohibit, invalidate or otherwise materially adversely affect the consummation of the transactions contemplated hereby.

                  SECTION 6.02 Conditions Precedent to the Obligations of Sellers. The obligations of Sellers under this Agreement are subject, at the option of Sellers, to the satisfaction at or prior to the Closing Date of the condition that no legal action or proceeding shall have been instituted or threatened seeking to restrain, prohibit, invalidate or otherwise materially adversely affect the consummation of the transactions contemplated hereby.

                VII. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

                  SECTION 7.01 Survival of Representations. Subject as set forth below, (i) all representations and warranties (other than representations and warranties as to Tax matters) made by any party hereto in this Agreement or pursuant hereto shall survive for the period commencing on the date hereof and ending on the eighteen month anniversary of the Closing Date, and (ii) the representations and warranties as to Tax matters made by any party hereto in this Agreement or pursuant hereto shall survive for the applicable Tax statute of limitation period, including any extensions or waivers thereof.

                  SECTION 7.02 Tax Indemnity.

                  (a) Sellers hereby agree to jointly and severally indemnify, defend and hold Buyers harmless from and against:

                           (i) any and all Taxes incurred by, imposed upon or attributable to Sellers for all periods prior to (and up to and including) the close of business on the Closing Date, including reasonable legal fees and expenses incurred by any party hereto and relating to such Taxes; and

                           (ii) subject to the provisions of Section 4.05(a) hereof, any and all Taxes incurred by, imposed upon or attributable to Sellers, arising out of the consummation of any of the transactions contemplated hereby, including reasonable legal fees and expenses incurred by any party hereto and relating to such Taxes.

                  (b) Buyers hereby agree to indemnify, defend and hold Sellers harmless from and against:

                           (i) any and all Taxes incurred by, imposed upon or attributable to Buyers for all periods after the close of business on the Closing Date, including reasonable legal fees and expenses incurred by any party hereto and relating to such Taxes; and

                           (ii) subject to the provisions of Section 4.05(a) hereof, any and all Taxes incurred by, imposed upon or attributable to Buyers, arising out of the consummation of any of the transactions contemplated hereby, including reasonable legal fees and expenses incurred by any party hereto and relating to such Taxes.

                  (c) For purposes of this Section 7.02, any interest, penalty or additional charge included in Taxes shall be deemed to be a Tax for the period in which the items on which the interest, penalty or additional charge is based occurs.

                  (d) The indemnity provided for in this Section 7.02 shall be independent of any other indemnity provision hereof and, anything in this Agreement to the contrary notwithstanding, shall survive until the expiration of the applicable statutes of limitation, including any extensions or waivers thereof, for the Taxes referred to herein and any Taxes, legal fees and expenses subject to indemnification under this Section 7.02 shall not be subject to indemnification under Section 7.03.

                  SECTION 7.03            General Indemnity.

                  (a) Subject to the terms and conditions of this Article VII, Sellers hereby agree to indemnify, defend and hold Buyers harmless from and against all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including, without limitation, interest, penalties and reasonable attorneys' fees and expenses (collectively, "Damages"), asserted against, resulting to, imposed upon or incurred by Buyers by reason of or resulting from:

                           (i) a breach of any representation, warranty or covenant of Sellers contained in or made pursuant to this Agreement;

                           (ii) any liabilities or obligations of, or claims against or imposed on, Sellers (whether absolute, accrued, contingent or otherwise and whether a contractual, or any other type of liability, obligation or claim) not assumed by Buyers pursuant to this Agreement relating to Sellers' conduct of the Business and based upon facts, circumstances, events or conditions existing or occurring on or prior to the Closing Date;

                           (iii) any liabilities or obligations (whether absolute, accrued, contingent or otherwise) in respect of (A) any of the actions, suits or proceedings or threatened actions, suits or proceedings described on Schedule 3.01(j) hereto, or (B) any action, suit or proceeding commenced after the Closing Date based upon an event, circumstance or condition existing or occurring or a claim arising on or prior to the Closing Date in respect of Sellers' conduct of the Business; and

                           (iv) any liability in respect of any failure by Sellers to conduct the Business on or prior to the Closing Date in compliance with all material governmental licenses, franchises and permits and all applicable regulatory rules and regulations in force as of the Closing Date.

                  (b) Subject to the terms and conditions of this Article VII, Buyers hereby agree to jointly and severally indemnify, defend and hold Sellers harmless from and against all Damages asserted against, resulting to, imposed upon or incurred by Sellers, by reason of or resulting from:

                           (i) a breach of any representation, warranty or covenant of Buyers contained in or made pursuant to this Agreement;

                           (ii) the failure of Buyers to pay, perform and discharge when due the liabilities and obligations assumed by Buyers pursuant to this Agreement;

                           (iii) any liabilities or obligations (whether absolute, accrued, contingent or otherwise) in respect of any action, suit or proceeding based on an event occurring or claim arising after the Closing Date, including but not limited to any such actions, suits or proceedings based on or arising out of the activities of the Retained Employees, in their capacities as such, during the Transition Period; and


                           (iv) any liability in respect of any failure by Buyers to conduct the Business after the Closing Date in compliance with all material governmental licenses, franchises and permits and all applicable regulatory rules and regulations from time to time in force.

                  SECTION 7.04 Conditions of Indemnification. The respective obligations and liabilities of Sellers, on the one hand, and Buyers, on the other hand (the "indemnifying party"), to the other (each, collectively, the "party to be indemnified") under Sections 7.02 and 7.03 hereof with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

                  (a) within 15 days after receipt of notice of commencement of any action or the assertion in writing of any claim by a third party, the party to be indemnified shall give the indemnifying party written notice thereof together with a copy of such claim, process or other legal pleading, and the indemnifying party shall have the right to undertake the defense thereof by representatives of its own choosing;

                  (b) in the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the tenth day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to assume control of the defense of such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party, subject to the right of the indemnifying party to assume control of the defense of such claim at any time prior to settlement, compromise or final determination thereof, provided that the indemnifying party shall be given at least 15 days prior written notice of the effectiveness of any such proposed settlement or compromise; and

                  (c) anything in this Section 7.04 to the contrary notwithstanding (i) if there is a reasonable probability that a claim may materially and adversely affect the indemnifying party other than as a result of money damages or other money payments, the indemnifying party shall have the right, at its own cost and expense, to compromise or settle such claim, but (ii) the indemnifying party shall not, without the prior written consent of the party to be indemnified, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the party to be indemnified a release from all liability in respect of such claim.

                  SECTION 7.05 Direct Claims. Any claim by the party to be indemnified for indemnification other than with respect to claims resulting from the assertion of liability by third parties (a "Direct Claim") will be asserted by giving the indemnifying party reasonably prompt written notice thereof, and the indemnifying party will have a period of twenty (20) calendar days within which to respond in writing to such Direct Claim. If the indemnifying party does not so respond within such twenty (20) calendar day period, the indemnifying party will be deemed to have rejected such claim, in which event the party to be indemnified will be free to pursue another remedy to which it may be entitled.

                  SECTION 7.06 Certain Information. In connection with any indemnification provided in this Article VII, the indemnified party shall cooperate in all reasonable requests of the indemnifying party and each party shall furnish or cause to be furnished to the other (at reasonable times and at the expense of the party requesting such information) upon request as promptly as practicable such information (including access to books and records of the Business and to employees familiar with the affairs thereof) and assistance relating to the Business as is reasonably necessary for the defense of any claim, suit or proceeding.

                  SECTION 7.07      Limitations on Liability of Sellers.

                  (a) The indemnities set forth in Section 7.03 and all representations, warranties and covenants hereunder shall survive for a period of eighteen months following the Closing Date, unless such indemnities, representations, warranties and covenants of the Sellers hereunder pertain to Tax claims, in which event they shall survive until expiration of the applicable statute of limitation period. Upon the expiration of such respective periods, the Sellers shall have no liability for Damages under such indemnification provisions unless and to the extent the Buyers have been given notice of a claim asserting liability by a third party prior to the expiration of such respective periods and thereafter provides notice to the Sellers in the manner provided in Section 7.04 above prior to the expiration of such periods.

                  (b) If the Sellers become liable for Damages to Buyers hereunder, the Sellers shall be entitled to a credit or offset against such liability of an amount equal to $50,000 (the "Threshold"). At such time as the aggregate of all Damages exceeds the Threshold, the Buyers shall be entitled to recover from the Sellers any and all amounts for which a claim for indemnity has been made, without regard to the Threshold. The Threshold shall not apply to any Damages relating to (i) HRM's compliance with respect to Section 2080.18 of the State Medicaid Manual, Part 2 (HCFA-Pub. 45-2) and whether HRM satisfies the requirements stated in Subsection E-3 thereof, (ii) any matter which, if properly reflected in the Final Balance Sheet, would have resulted in a dollar-for dollar reduction in the Purchase Price or (iii) those matters set forth in Sections 7.03(a)(iii) and (iv) hereof.

                  (c) If the Sellers become liable for Damages to Buyers hereunder, in no event shall the liability of the Sellers exceed $2,700,000; provided, however, that nothing in this section 7.07(c) shall limit, in any manner, any remedy at law or in equity to which Buyers may be entitled as a result of intentional fraud by any party to this Agreement.

                  SECTION 7.08 Anti-Sandbag Provisions. Notwithstanding anything to the contrary contained herein, except for matters relating to (i) the Estimated, Closing and Final Balance Sheets and (ii) HRM's conformance with
Section 2080.18 of State Medicaid Manual, Part 2 (HFCA-Pub 45-2) entitled "State Contracts with Outside Parties to Verify for Providers a Medicaid Recipient's Eligibility", (x) Buyers shall have no rights, including, without limitation, any right to terminate this Agreement, with respect to any fact, event, circumstance or condition of which it has knowledge on the date of its delivery of an executed copy hereof and (y) Buyers shall have no right to indemnification or other recovery or recourse with respect to any fact, event, circumstance or condition of which Sellers shall demonstrate by clear and convincing evidence that Buyers had knowledge of as of the Closing.

                  SECTION 7.09 No Special, Consequential or Punitive Damages. Notwithstanding anything to the contrary contained in this Agreement, the indemnification provided by Sellers hereunder shall exclude claims for, and indemnification for losses based on, consequential, special and punitive damages and for damages based upon a multiple of financial results.

                  SECTION 7.10 Limitation of Remedies. The provisions of this
Article 7 shall constitute the sole remedy for either party in respect of any breach of a representation, warranty or covenant by the other party absent fraud.

                               VIII. MISCELLANEOUS

                  SECTION 8.01 Bulk Transfer Laws. Buyers hereby waive compliance by Sellers with any applicable bulk transfer laws including, without limitation, the bulk transfer provisions of the Uniform Commercial Code of any state, or any similar statute that may be applicable to the sale or transfer of the Assets hereunder with respect to the transactions contemplated hereby.

                  SECTION 8.02 Expenses, Etc. Sellers, on the one hand, and Buyers on the other hand, shall not have any obligation to pay any of the fees and expenses of the other party incident to the negotiation, preparation and execution of this Agreement, including the fees and expenses of counsel, accountants, investment bankers and other experts. Sellers, on the one hand, and Buyers on the other hand, will indemnify the other and hold the other harmless from and against any claims for finder's fees or brokerage commissions in relation to or in connection with such transactions as a result of any agreement or understanding between such indemnifying party and any third party.

                  SECTION 8.03 Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  SECTION 8.04 Notices. All notices that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if delivered by hand or via a national overnight courier service or mailed by registered or certified mail postage prepaid, as follows:

                  (a)      If to Sellers:

                           c/o ArcVentures, LLC
                           820 West Jackson Boulevard
                           Chicago, Illinois 60607
                           Attention: Marie E. Sinioris, President

                           and to:

                           Kirkland & Ellis
                           200 East Randolph Drive
                           Chicago, Illinois 60601
                           Attention: Gary R. Silverman, Esq.

                  (b)      If to Buyers:

                           c/o Health Management Systems, Inc.
                           401 Park Avenue South
                           New York, New York 10016
                           Attention:  Paul J. Kerz, President

                           and to:

                           Coleman, Rhine & Goodwin LLP
                           750 Lexington Avenue
                           New York, New York 10022
                           Attention:  Bruce S. Coleman, Esq.

                  (c)      If to Rush:

                           Rush-Presbyterian St. Luke's Medical Center
                           1725 West Harrison
                           Suite 364
                           Chicago, Illinois 60612
                           Attention: President
                           and to:

                           Rush-Presbyterian St. Luke's Medical Center
                           Office of Legal Affairs
                           1700 West Van Buren
                           Suite 301
                           Chicago, Illinois 60612
                           Attention: Vice President and General Counsel

or such other address or addresses as Sellers, on the one hand, or Buyers, on the other hand, shall have designated by notice to the other in writing. Any such notice, claim or other communication shall be deemed conclusively to have been given and received (i) on the first business day following the day timely received by a national overnight courier, with the cost of delivery prepaid;
(ii) on the fifth business day following the day duly sent by certified or registered United States mail, postage prepaid and return receipt requested; or
(iii) when otherwise personally delivered to the addressee.

                  SECTION 8.05 Waivers. Sellers, on the one hand, and Buyers, on the other hand, may, by written notice to the other, (i) extend the time for the performance of any of the obligations or other actions of the other under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any of the conditions or covenants of the other contained in this Agreement; or (iv) waive performance of any of the obligations of the other under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of Sellers, on the one hand, and Buyers, on the other hand, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by Sellers, on the one hand, and Buyers, on the other hand, of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

                  SECTION 8.06 Amendments, Supplements, Etc. At any time this Agreement may be amended or supplemented by such additional agreements, articles or certificates as may be determined by the parties hereto to be necessary, desirable or expedient to further the purposes of this Agreement, or to clarify the intention of the parties hereto, or to add to or modify the covenants, terms or conditions hereof or to effect or facilitate any governmental approval or acceptance of this Agreement or to effect or facilitate the consummation of any of the transactions contemplated hereby. Any such instrument must be in writing and signed by the parties.

                  SECTION 8.07 Entire Agreement. This Agreement, its Exhibits and Schedules including, without limitation, the Bill of Sale, the Letter of Intent and the documents executed on the Closing Date in connection herewith, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party which is not embodied in this Agreement or such other documents, and neither Sellers, on the one hand, nor Buyers, on the other hand, shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

                  SECTION 8.08 Applicable Law.

                  This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.

                  SECTION 8.09 Dispute Resolution; Arbitration. Any dispute between the parties which is not resolved in the normal course of business or as otherwise provided hereunder shall be resolved as follows:

                  (a) Within ten days after sending written notice by either party, designees (the "Designees") of each of Buyers and Sellers shall meet and attempt to resolve the dispute.

                  (b) If the dispute is not resolved with 45 days after the sending of the initial written notice, then either party may commence arbitration as specified in Section 8.09(c) below.

                  (c) All disputes between the parties arising from or relating to this Agreement ("Disputes") shall be settled by final and binding arbitration conducted in New York City in accordance with and subject to this Section 8.09(c). Any such arbitration shall occur in the City and State of New York in accordance with the rules of the American Arbitration Association then in effect. Notwithstanding anything to the contrary which may now or hereafter be contained in the rules of the American Arbitration Association, each party will appoint one person to hear and determine the dispute within 20 days after receipt by one party of a written request for arbitration made by the other. The two persons so chosen shall, within 20 business days of their appointment, appoint a third impartial arbitrator. Each arbitrator shall be a member of the Bar of the State of New York. The majority decision of the arbitrators will be final and conclusive upon both parties hereto. If either party fails to designate its arbitrator as described above, then the arbitrator designated by the other party will act as the sole arbitrator and will be deemed to be the single, mutually approved arbitrator to resolve the controversy. In the event that the parties are unable to agree upon a rate of compensation for the arbitrators, they will be compensated for their services at a rate to be determined by the American Arbitration Association. Each party shall bear its own costs and expenses of arbitration including, without limitation, filing fees, attorneys' fees and costs of transcripts, and each party hereby agrees to pay one half (1/2) of the compensation to be paid to the arbitrators in any such arbitration. The arbitrators shall not have power or competence to allocate any such costs, expenses, fees or share of arbitrators' compensation between the parties, except that the arbitrators shall have the right to award reasonable attorneys' fees to the prevailing party in accordance with the equities. IN THE EVENT OF ANY LEGAL ACTION RELATING TO THE ARBITRATION, INCLUDING ANY ACTION TO STAY THE ARBITRATION, TO VACATE, MODIFY OR CORRECT ANY AWARD OR OTHERWISE, ANY SUCH ACTION SHALL BE BROUGHT IN A STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED IN THE CITY AND STATE OF NEW YORK and the prevailing party in the action as determined by the court will be entitled to recover from the other its court costs and reasonable attorneys' fees.

                  SECTION 8.10 Binding Effect; Benefits. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

                  SECTION 8.11 Assignability. Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party hereto without the prior written consent of the other parties hereto.

                  IN WITNESS WHEREOF, this Asset Purchase Agreement has been duly executed and delivered by the parties hereto as of the date first above written.

                                            ARCVENTURES, LLC


                                            By:
                                               ----------------------------
                                               Marie E. Sinioris, President

                                            HEALTH RECEIVABLES MANAGEMENT, LLC


                                            By:
                                               ----------------------------
                                               Marie E. Sinioris, President


                                            HEALTH MANAGEMENT SYSTEMS, INC.


                                            By:
                                               ---------------------------
                                                Paul J. Kerz, President


                                            QUALITY STANDARDS IN MEDICINE, INC.


                                            By:
                                               ---------------------------
                                               Alan L. Bendes, Vice President